Exhibit 4.2

AMENDED AND RESTATED STOCKHOLDERS’ AGREEMENT

This AMENDED AND RESTATED STOCKHOLDERS’ AGREEMENT (the “Agreement”) is made and entered into this 22nd day of March 2023 by and among CaliberCos Inc., a Delaware corporation (the “Company”) and the persons listed on Exhibit A (each a “Stockholder” and collectively the “Stockholders”).

RECITALS

WHEREAS, the Company, John C. Loeffler II (“J. Chris Loeffler”), Jennifer Schrader (“J. Schrader”), and D. Schrader previously entered into that certain Stockholders’ Agreement, dated September 21, 2018 (the “Prior Stockholders’ Agreement”);

WHEREAS, the Company and the Stockholders agree that the Agreement: (i) amends and restates the Prior Stockholders’ Agreement; (ii) provides for certain other terms, as set forth herein; and

WHEREAS, the foregoing Recitals are operative provisions of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

DEFINITIONS

Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this section titled “Definitions.”

“Affiliate” means with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control,” when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms “controlling” and “controlled” shall have correlative meanings.

“Agreement” has the meaning set forth in the preamble.

“Applicable Law” means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority, (b) any consents or approvals of any Governmental Authority, and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

“Board” shall mean the Board of Directors of the Company.

“Book Value” shall mean the value of the Shares purchased based upon the books and records of the Company, as determined by the Board by dividing (a) the Company’s net worth, excluding goodwill at the end of the Company’s fiscal year which ends nearest to event triggering the calculation divided by (b) the number of Shares outstanding on the last day of such fiscal year. The Book Value shall be computed in accordance with generally accepted accounting principles in effect from time to time. The Board’s good faith determination shall be final, conclusive and binding on the parties.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

“Bylaws” means the bylaws of the Company, as amended, modified, supplemented or restated from time to time in accordance with the terms of this Agreement.

“Certificate of Incorporation” means the certificate of incorporation of the Company, as originally filed on June 7, 2018 with the Secretary of State of the State of Delaware and as amended, modified, supplemented or restated from time to time in accordance with the terms of this Agreement.

“Company” has the meaning set forth in the preamble.

“D. Schrader” has the meaning set forth in the recitals.

“D. Schrader Shares” has the meaning set forth in the recitals.

“Disability” has the meaning set forth in Section 2.12(a).

“Divorce” means any legal proceeding to terminate or dissolve, or separate the Marital Relationship of a Stockholder, and includes an action for annulment, legal separation, or similar proceeding that involves a judicial division of joint or marital property of the Stockholder and his or her Spouse.

“Exercising Stockholder” has the meaning set forth in Section 2.15(a)(iv).

“Fair Market Value” of a Share shall mean: (i) if the Company’s common stock is then traded or quoted on a nationally recognized securities exchange, inter-dealer quotation system or over-the-counter market (a “Trading Market”), the weighted average of the closing prices or last sale prices of a share of common stock reported for the five (5) Business Days immediately before the date on the value of the Share is to be determined; or (ii) if the Company’s common stock is not traded in a Trading Market, the Board shall determine the fair market value of a Share in its reasonable good faith judgment using such valuation methodology as it determines in good faith to be appropriate

“Family Member” means with respect to any Stockholder that is a natural person, such Stockholder’s Spouse, parent, sibling, descendant (including adoptive relationships and stepchildren), and the Spouses of each natural persons.

“Financing Document” means any credit agreement, guarantee, financing or security agreement, or other agreements or instruments governing indebtedness of the Company or any of its Affiliates.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

“Involuntary Transfer” has the meaning set forth in Section 2.14(b).

“J. Chris Loeffler” has the meaning set forth in the recitals.

“J. Schrader” has the meaning set forth in the recitals.

“Joinder Agreement” has the meaning set forth in Section 2.04.

“Life Insurer” has the meaning set forth in Section 2.07(a).

“Lock-Up Share Purchase Price” means $4.54 per Share, or $161,946.36 in the aggregate.

“Marital Relationship” means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

“Offered Shares” has the meaning set forth in Section 2.14(a).

“Offering Stockholder” has the meaning set forth in Section 2.14(a).

“Option Shares” has the meaning set forth in Section 2.15(a)(i).

“Organizational Documents” means the certificate of incorporation, as originally filed on June 7, 2018 with the Secretary of State of Delaware, and the Bylaws of the Company, in each case as amended, modified, supplemented or restated from time to time.

“Over-Allotment Participating Stockholder” has the meaning set forth in Section 2.15(a)(iv).

“Permitted Transferee” means with respect to any Stockholder that is an entity, any Affiliate of such Stockholder, and with respect to any Stockholder who is an individual: (a) such Stockholder’s Family Member; (b) a trust under which the distribution of Shares may be made only to such Stockholder and/or any Family Member of such Stockholder; (c) a charitable remainder trust, the income from which will be paid to such Stockholder during his or her life; (d) a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Stockholder and/or Family Members of such Stockholder; or (e) such Stockholder’s executors, administrators, testamentary trustees, legatees, distributes, or beneficiaries by will or by the laws of intestate succession.

“Person” means an individual, corporation, limited liability company, partnership, company, joint venture, trust, organization, Governmental Authority or other entity.

“Policies” has the meaning set forth in Section 2.07(a).

“Premium Cap” has the meaning set forth in Section 2.07(b)

“Prior Stockholders’ Agreement” has the meaning set forth in the recitals.

“Remaining Stockholders” means all Stockholders other than an Offering Stockholder, a Transferring Stockholder or a Terminating Stockholder whose Shares are subject to sale pursuant to Section 2.12, Section 2.14(a) or Section 2.14(b).

“Representative” means, with respect to any Person, any and all directors, managers, members, partners, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Shares” means the shares of common stock designated Class A Common Stock, par value $0.001 per share, of the Company and the shares of common stock designated Class B Common Stock, par value

$0.001 per share, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

“Spouse” means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any person in a Marital Relationship with a Stockholder.

“Spouse’s Interest” has the meaning set forth in Section 2.11(a).

“Stockholders” has the meaning set forth in the preamble.

“Terminated Stockholder” has the meaning set forth in Section 2.12(a).

“Termination of Employment” has the meaning set forth in Section 2.12(a).

“Third-Party Purchaser” means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Shares or (b) is not an Affiliate of any Person who directly or indirectly owns or has the right to acquire any Shares.

“Transfer” means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation or similar disposition of, any Shares owned by a Person or any interest (including a beneficial interest) in any Shares owned by a Person.

“Transferring Stockholder” has the meaning set forth in Section 2.14(b).

“Valuation Firm” has the meaning set forth in Section 2.15(a)(ii).

“Will” means an instrument executed by a Stockholder that provides for the disposition of property to take effect on and after the death of the Stockholder.

ARTICLE I

Intentionally Omitted

ARTICLE II

AMENDED AND RESTATED STOCKHOLDERS’ AGREEMENT

Section 2.01 Voting. Subject to any expressly contrary terms of the Bylaws and the Certificate of Incorporation of the Company, so long as J. Chris Loeffler, J. Schrader, and D. Schrader remain Stockholders, respectively, each agrees to use their commercially reasonable efforts to do the following:

(a)	J. Chris Loeffler will vote his Shares to elect J. Schrader to the Board;

(b)	J. Schrader will vote her Shares to elect J. Chris Loeffler to the Board; and

(c)	D. Schrader will vote his Shares to elect each of J. Chris Loeffler and J. Schrader to the Board.

Section 2.02 General Restrictions on Transfer.

(a)                Except as permitted pursuant to Section 2.02(b), each Stockholder agrees that such Stockholder will not, directly or indirectly, voluntarily or involuntarily, Transfer any of its Shares and will not Transfer any Shares where such Transfer would result in another Person other than J. Chris Loeffler or

J. Schrader beneficially owning or controlling more than five (5%) percent of the Shares.

(b)                The provisions of Section 2.02(a) shall not apply to any of the following Transfers by any Stockholder of any of its Shares:

(i)	to a Permitted Transferee; or

(ii)         pursuant to a merger, consolidation, or other business combination of the Company with a Third-Party Purchaser that has been approved in compliance with the governing documents of the Company and Delaware law.

(c)                The Stockholders agree that under no circumstance will any Stockholder Transfer any of its Shares to D. Schrader, except for transfers to D. Shrader upon the death of J. Shrader, in which case any such transferred shares shall be subject to the option to purchase such shares provided for in Section 2.09.

Section 2.03 Legend on Share Certificates. In addition to any legends required by Applicable Law, each certificate representing the Shares of the Company now owned or that may hereafter be acquired by the Stockholders shall bear a legend substantially in the following form:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS’ AGREEMENT AMONG THE COMPANY AND ITS STOCKHOLDERS (A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY). NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS’ AGREEMENT AND (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH STOCKHOLDERS’ AGREEMENT.”

Section 2.04 Prior Notice of Transfers. Prior notice shall be given to the Company by a Stockholder of any Transfer of Shares, including Transfers to a Permitted Transferee. Prior to consummation of any Transfer by any Stockholder of any of its Shares, such party shall cause (a) any transferee thereof who is not already a party to this Agreement to execute and deliver to the Company a joinder agreement substantially set forth on Schedule 1 in which such transferee agrees to be bound by the terms and conditions of this Agreement (a “Joinder Agreement”); and (b) any Spouse of such transferee to execute and deliver to the Company a spousal consent in a form mutually agreed upon by the parties. Upon any Transfer by any Stockholder of any of his or her Shares, in accordance with this Section 2.04 and the other terms and conditions of this Agreement, the transferee thereof shall be substituted for, and shall assume all the rights and obligations under this Agreement of, the transferor thereof.

Section 2.05 Transfers in Violation of Agreement. Any Transfer or attempted Transfer of any Shares in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company’s books and the purported transferee in any such Transfer shall not be treated (and the purported transferor shall continue to be treated) as the owner of such Shares for all purposes of this Agreement.

Section 2.06 Shares Covered. This Agreement shall cover all of the Shares now owned or hereafter acquired by the Stockholders while this Agreement remains in effect.

Section 2.07 Future Issuances. The Company may not issue Shares to any Person who is not already a party to this Agreement unless contemporaneously with the issuance of such Shares (a) such Person executes and delivers a Joinder Agreement and (b) such Person’s Spouse, if applicable, executes and delivers a spousal consent in a form mutually agreed upon by the parties.

(a)                Key Man Insurance Policies. The Company has purchased a life insurance policy on the lives of each of the Stockholders from Lincoln Financial Group (the “Life Insurer”) whose address is PO Box 21008 Greensboro, NC 27420-1008. These policies are as follows:

Policy Number	Cash Benefit of Policy	Name of Stockholder
T400179089	$15,600,000.00	Donnie Ray Schrader II
T4000171915	$15,600,000.00	John C. Loeffler II
T400171763	$15,600,000.00	Jennifer Schrader

Each of the policies identified above shall each be referred to herein as a “Policy” and shall collectively be referred to as the “Policies” and shall include any life insurance policies subsequently issued on the lives of any of the Stockholders to replace any of the Policies or issued in addition to the Policies in the furtherance of this Agreement. The Company may, at any time, with the written consent of all of the Stockholders, increase or decrease the amount of life insurance carried on the life of any or all Stockholders. If it does so, the Company shall execute any instruments necessary or proper to add to or release from this Agreement the Policies affected by the change.

(b)                Payment of Premiums. The Company shall pay all premiums on the Policies and shall give proof of payment to a Stockholder whenever such Stockholder shall request proof. If a premium on a Policy shall not be paid within ten (10) days after its due date, the insured Stockholder shall have the right to pay the premium and to be promptly reimbursed by the Company. The Company shall be obligated to retain and keep in force a Policy on the life of each Shareholder with a cash benefit not less than that set forth in Section 2.07(a) so long as the Shareholder remains insurable at a cost not greater than one-hundred and twenty percent (120%) of the annual premium cost of the Policies on the date of this Agreement (the “Premium Cap”); provided, however, that in the event the Premium Cap is not sufficient to purchase a Policy with the foregoing cash benefit , the Company shall use an amount equal to the Premium Cap to obtain a Policy with respect to the Stockholder in question with the maximum cash benefit available at a premium cost equal to the Premium Cap.

(c)                Company Ownership of Policies. The Company shall own each of the Policies and may apply any dividends declared and paid on the Policies to the payment of premiums; provided, however, that during the term of this Agreement, except as provided in Section 2.08, the Company shall not be allowed to exercise any right of ownership in the Policies except to collect the death benefits thereof nor modify or impair any of the rights or values of the Policies (including, without limitation, borrowing against them).

(d)                Stockholder Option to Purchase Life Insurance upon Transfer. If (a) a Stockholder shall Transfer, in accordance with the provisions of this Agreement, all of his or her Shares other than pursuant to this Section 2.07, (b) this Agreement shall terminate pursuant to Article V, or (c) all of the Shares of a Stockholder shall be released from the terms of this Agreement in accordance with its terms, then the Stockholder who Transfers his or her Shares or who has all of his or her Shares released from this Agreement, or each Stockholder in the event of a termination of this Agreement, shall have the right to purchase from the Company any Policy on which such Stockholder is the named insured for an amount equal to the cash surrender value of such Policy as of the effective date of Transfer, release, or termination. This right shall be exercisable with the delivery of written notice by a Stockholder within ten (10) days of the effective date of the Transfer, release, or termination. If a Stockholder exercises his or her purchase right, the Company shall promptly deliver to the Stockholder the applicable Policy, together with all written documents necessary to convey full title to him or her. If a Stockholder does not exercise this right, the Company may dispose of the Policy.

(e)                Insurance Company not a Party. The parties to this Agreement expressly recognize that the Life Insurer shall not be deemed to be a party to this Agreement for any purpose. All obligations of the Life Insurer shall be limited and governed solely by the terms of the Policies.

(f)                 Collection of Proceeds. On the death of any Stockholder, the Company, as beneficiary, shall file a claim with the Life Insurer and shall collect the proceeds of the Policy or Policies on the deceased Stockholder’s life. The executor, administrator, surviving Spouse, or other legal representative of the deceased Stockholder shall sell to the Company, and the Company shall purchase, all or a portion of the deceased Stockholder’s Shares in accordance with Section 2.08, 2.09 or 2.10, as applicable.

Section 2.08 Option to Require Purchase of Shares Upon the Death of J. Chris Loeffler. Upon the death of J. Chris Loeffler, the executor, administrator, surviving Spouse or other legal representative of

J. Chris Loeffler shall have the right, but not the obligation, and the Company, upon exercise of such option, shall have the obligation to purchase, that number of Shares beneficially owned by J. Chris Loeffler at his death, that could be purchased at the then-current Fair Market Value of such Shares with that amount which is equal to eighty-five percent (85%) of the cash proceeds of the key man life insurance policy owned by the Company with respect to the life of J. Chris Loeffler pursuant to Section 2.07. Any Shares not purchased due to the insufficiency of the proceeds of the Policy on the life of J. Chris Loeffler shall thereafter not be subject to any restriction on transfer pursuant to this Agreement and the legend set forth in Section 2.03 shall promptly be removed from such Shares by the Company. Any portion of the proceeds of the Policy on the life of J. Chris Loeffler not used to purchase Shares pursuant to this Section 2.08 shall be the property of the Company.

Section 2.09 Option to Require Purchase of Shares Upon the Death of J. Schrader; Exception Upon the death of J. Schrader, the executor, administrator, surviving Spouse or other legal representative of J. Schrader shall have the right, but not the obligation, and the Company, upon exercise of such option, shall have the obligation to purchase, that number of Shares beneficially owned by J. Schrader at her death, that could be purchased at the then-current Fair Market Value of such Shares with that amount which is equal to eighty-five percent (85%) of the cash proceeds of the key man life insurance policy owned by the Company pursuant to Section 2.07; provided, however, that if all or any of such Shares had passed to D. Shrader or to a trust or other entity controlled by him upon the death of J. Shrader the foregoing option shall not be operative and D. Schrader shall have the obligation to sell or cause to be sold to the Company that number of Shares beneficially owned by J. Schrader at her death that could be purchased at the then- current Fair Market Value of such Shares with that amount which is equal to eighty-five percent (85%) of the cash proceeds of the key man life insurance policy with respect to the life of J. Shrader owned by the Company pursuant to Section 2.07. Any Shares not purchased due to the insufficiency of the proceeds of the Policy on the life of J. Schrader shall thereafter not be subject to any restriction on transfer pursuant to this Agreement and the legend set forth in Section 2.03 shall promptly be removed from such Shares by the Company. Any portion of the proceeds of the Policy on the life of J. Schrader not used to purchase Shares pursuant to this Section 2.09 shall be the property of the Company.

Section 2.10 Option to Purchase by Company Upon Death of D. Schrader. Upon the death of D. Schrader, the Company shall have the option, but not the obligation, to purchase from the executor, administrator, surviving Spouse or other legal representative of D. Schrader, that number of the Shares that D. Schrader or any trust or entity which he controlled owned at his death that could be purchased at the then-current Fair Market Value of such Shares with that amount which is equal to one-hundred percent (100%) of the proceeds of the key man life insurance Policy with respect to the life of D. Schrader owned by the Company pursuant to Section 2.07. Except for any Shares which are transferred to J. Schrader upon the death of D. Schrader, any Shares not purchased due to the insufficiency of the proceeds of the key man life insurance Policy on his life shall thereafter not be subject to any restriction on transfer pursuant to this Agreement and the legend set forth in Section 2.03 shall be promptly removed from such Shares by the Company. For avoidance of doubt, any shares transferred to J. Shrader upon the death of D. Shrader shall be subject to the provisions of this Agreement. Any portion of the proceeds of the Policy on the life of D. Schrader not used to purchase Shares pursuant to this Section 2.10 shall be the property of the Company.

Section 2.11 Mandatory Purchase by Stockholder Upon Termination of Marital Relationship.

(a)                Purchase by Stockholder upon Termination of Marital Relationship. If the Marital Relationship of a Stockholder is terminated by Divorce, and the Stockholder does not succeed to all of the Spouse’s interest in the Shares held by the Stockholder at such time (the “Spouse’s Interest,”) regardless of whether the interest is characterized as marital, nonmarital or separate property, or as property held as joint tenants, then the Spouse shall be obligated to sell to the Stockholder, and the Stockholder shall be obligated to purchase, the Spouse’s Interest in the Shares at a price equal to their Fair Market Value on the date which the Shareholder’s Marital Relationship is terminated.

(b)                Lump Sum or Installment Payments. A Stockholder may pay the purchase price for the Spouse’s Interest in (a) one lump sum by certified or official bank check or by wire transfer of immediately available funds or (b) installment payments evidenced by a promissory note made at the time of purchase, which shall bear interest at the rate of eight (8%) percent per annum. If paid in installment payments, the Stockholder shall pay the purchase price plus accrued interest in twelve (12) equal monthly installments. The promissory note shall contain a provision that in case of default in the payment of principal or interest, all remaining amounts shall become immediately due and payable at the election of the Spouse. The Stockholder shall have the right to pay all or any part of the Stockholder’s note at any time or times in advance of maturity without penalty by paying the principal amount to be prepaid together with accrued interest thereon to the date of prepayment.

(c)                Transfer of Spouse’s Interest. In the event that a Spouse’s Interest is purchased in accordance with the provisions of this Section 2.11, upon the execution and delivery of the promissory note or the lump sum payment required thereby, , this Agreement shall deem that an automatic Transfer to the relevant Stockholder of the Spouse’s Interest being purchased has occurred; (ii) the parties shall perform whatever may be necessary to effectuate and evidence the Transfer; and (iii) any Shares obtained by the Shareholder from his or her Spouse shall remain subject to the terms of this Agreement.

Section 2.12 Enabling Provisions.

(a)                At the closing of any purchase and sale pursuant to any of Sections 2.08, 2.09, 2.10 or 2.11, the executor, administrator, surviving Spouse, divorced Spouse or other legal representative of the shall deliver to the Company a certificate or certificates representing all of the Shares being conveyed, accompanied by stock powers with signatures guaranteed and all necessary stock transfer taxes paid and stamps affixed, if necessary.

(b)                Each Stockholder agrees to maintain in effect at all times a Will directing his or her personal representative to carry out the terms of this Agreement and to execute all documents and to take all other appropriate action to effectuate the purposes of this Agreement; but the failure to maintain such Will shall not affect the rights or obligations of any Stockholder or the estate of any Stockholder under this Agreement.

(c)                Each Stockholder shall arrange for his or her then-current Spouse to execute a joinder to this agreement in the form attached as Schedule 1 evidencing such Spouses agreement to be bound by all provisions of this Agreement.

Section 2.13 Option to Buy Shares Upon Voluntary or Involuntary Transfer.

(a)                Voluntary Transfers. When a Stockholder (the “Offering Stockholder”) desires to voluntarily Transfer any or all of his or her Shares subject to the restrictions on transfer set forth in this Agreement, (the “Offered Shares”), the Offering Stockholder shall give prompt, written, unconditional and irrevocable notice to the Company and the Remaining Stockholders providing that the Company, first, and each Remaining Stockholder, second, shall have the option to purchase all (but not less than all) of the Offered Shares pursuant to the terms of this Section 2.14.

(b)                Involuntary Transfer. Prior to any Involuntary Transfer of Shares during the life of a Stockholder (the “Transferring Stockholder”) for any reason (other than in connection with the Divorce of a Stockholder as addressed in Section 2.11 of this Agreement or Termination of Employment which is addressed in Section 2.11 of this Agreement), the Transferring Stockholder or the Transferring Stockholder’s representative shall give prompt written notice to the Company and the Remaining Stockholders disclosing in full the nature and details of the Involuntary Transfer, and the Company, first, and each Remaining Stockholder, second, shall have the option to purchase all (but not less than all) of the Shares owned by the Transferring Stockholder at the effective date of the Involuntary Transfer. et. For the purposes hereof, an “Involuntary Transfer” includes, but is not limited to, a potential Transfer of Shares that occurs in connection with any of the following: (i) a sale upon execution or in foreclosure of any pledge, hypothecation, lien or charge; (ii) a voluntary or involuntary petition under any federal or state bankruptcy, insolvency or related law; (iii) the appointment of a receiver; (iv) an assignment for the benefit of creditors; (v) attachment, assignment or other collection action; and (vi) the appointment of a guardian or conservator.

Section 2.14 Option Procedures.

(a)                Exercise of Option. Whenever the Company and the Remaining Stockholders have the option to purchase the Offered Shares of an Offering Stockholder pursuant to the terms of Section 2.14 of this Agreement, the following procedures shall apply:

(i)           The initial right of the Company to purchase all (but not less than all) of the Shares owned by a Terminated Stockholder pursuant to Section 2.12 or a Transferring Stockholder pursuant to the terms of Section 2.14 (in each case, the “Option Shares”) shall be exercisable with the delivery of a written notice by the Company to the Offering Stockholder, the Transferring Stockholder or the Terminating Stockholder, as the case may be, and the Remaining Stockholders within ten (10) days of the event giving rise to the Option to purchase such Shares.

(ii)         If the Company does not elect to purchase all of the Option Shares, the Remaining Stockholders, in the aggregate, shall have the right to purchase all (but not less than all) of the Option Shares. For a period of ten (10) days following the earlier of the expiration of the Company’s option period or receipt of written notice from the Company that it does not elect to purchase the Option Shares, each Remaining Stockholder shall have the right to elect to purchase all (but not less than all) of his or her pro rata portion of the Option Shares by delivering written notice to the Company and the Offering Stockholder, the Transferring Stockholder or the Terminating Stockholder, as the case may be. The pro rata portion of each Remaining Stockholder for purposes of this Section 2.15(a)(ii) shall be determined by dividing (x) the number of Shares owned by a Remaining Stockholder by (y) the total number of Shares owned by all of the Remaining Stockholders. Each Remaining Stockholder’s exercise notice shall be binding upon delivery and irrevocable by the Remaining Stockholder.

(iii)       If the Remaining Stockholders pursuant to Section 2.15(a)(iii) do not, in the aggregate, elect to purchase all of the Option Shares, each Remaining Stockholder electing to purchase his or her pro rata portion of the Option Shares in accordance with Section 2.15(a)(iii) (each, an “Exercising Stockholder”) shall have the right to purchase all (but not less than all) of any remaining Option Shares not elected to be purchased by the other Remaining Stockholders. As promptly as practicable following the expiration of the Remaining Stockholders’ option period set out in Section 2.15(a)(iii), the Offering Stockholder, Transferring Stockholder or Terminating Stockholder, as the case may be, shall deliver a written notice to each Exercising Stockholder stating the number of remaining Option Shares available for purchase. For a period of ten (10) days following the receipt of such written notice, each Exercising Stockholder shall have the right to elect to purchase all (but not less than all) of the remaining Option Shares by delivering a written notice to the Company and the Offering Stockholder, the Transferring Stockholder or Terminating Stockholder, as the case may be. If more than one Exercising Stockholder delivers an exercise notice pursuant to Section 2.15(a)(iv) (each, an “Over-Allotment Participating Stockholder”), the remaining Option Shares shall be allocated pro rata among the Over-Allotment Participating Stockholders based on a fraction determined by dividing (i) the number of Shares owned by such Over-Allotment Participating Stockholder by (ii) the number of Shares owned by all Over-Allotment Participating Stockholders; unless within ten (10) days following receipt of written notice to that effect, the Over- Allotment Participating Stockholders deliver a joint written notice to the Company and the Offering Stockholder, Transferring Stockholder or Terminating Stockholder, as the case may be, agreeing to a different allocation for all (but not less than all) of the remaining Option Shares. Each Over-Allotment Participating Stockholder’s exercise notice shall be binding upon delivery and irrevocable by the Over- Allotment Participating Stockholder.

(iv)        The failure of the Company or any Remaining Stockholder to deliver an exercise notice by the end of their respective option periods shall constitute a waiver of the applicable rights of first offer under Section 2.14 with respect to the Transfer of such Option Shares, but shall not affect their respective rights with respect to any future Transfers.

(b)                Lump Sum or Installment Payments. Any purchaser of Shares pursuant to this Section 2.11 may pay the applicable purchase price in (a) one lump sum by certified or official bank check or by wire transfer of immediately available funds or (b) installment payments evidenced by a promissory note made at the time of purchase, which shall bear interest at the rate of eight (8%) percent per annum. If paid in installment payments, the Stockholder shall pay the purchase price plus accrued interest in twelve (12) equal monthly installments. The promissory note shall contain a provision that in case of default in the payment of principal or interest, all remaining amounts shall become immediately due and payable at the election of the Person to whom the sums are payable. The purchaser shall have the right to pay all or any part of the purchaser’s note at any time or times in advance of maturity without penalty by paying the principal amount to be prepaid together with accrued interest thereon to the date of prepayment.

(c)                Cooperation. Each Stockholder shall take all actions as may be reasonably necessary to consummate any sale that complies with Section 2.15 including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(d)                Closing. At the closing of any purchase and sale pursuant to Section 2.15, the Offering Stockholder, Transferring Stockholder or Terminating Stockholder shall deliver to the Company or the Exercising Stockholders (including any Over-Allotment Participating Stockholder), as the case may be, a certificate or certificates representing the Option Shares to be sold, accompanied by stock powers with signatures guaranteed and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the promissory note or payment of the lump sum Lock-Up Share Purchase Price therefor from the Company or the Exercising Stockholders (including any Over-Allotment Participating Stockholder), as the case may be, in each case as provided in Section 2.15(b).

(e)	Failure to Exercise Option.

(i)           In the case of an option to purchase the Offered Shares of an Offering Stockholder pursuant to Section 2.15(a), if neither the Company nor the Remaining Stockholders elect to purchase all of the Offered Shares, then the Offering Stockholder may, during the sixty (60) day period following the expiration of the required periods of such option (which period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain any required Government Approvals), Transfer, subject to Section 2.04, all of such Offered Shares on terms and conditions no more favorable to such transferee than those specified in an offer made under or as provided by this Agreement. If the Offering Stockholder does not Transfer the Option Shares within such period, the rights provided hereunder shall be deemed to be revived and the Option Shares shall not be offered to any Person unless first re-offered to the Company and the Remaining Stockholders in accordance with this Agreement.

(ii)         In the case of an option to purchase the Option Shares of a Terminating Stockholder pursuant to Section 2.12 or a Transferring Stockholder pursuant to Section 2.14, if neither the Company nor the Remaining Stockholders elect to purchase all of the Option Shares, then such Option Shares shall be released from the restrictions imposed by this Agreement (and new certificates representing such Option Shares shall be issued to the Transferring Stockholder or Terminating Stockholder, as the case may be, without the legend and endorsement specified in Section 2.03).

(f)                 No Further Rights or Obligations. If a Stockholder’s Shares are sold in connection with a voluntary Transfer, Involuntary Transfer or Termination of Employment of a Stockholder, or the Option Shares are released from the restrictions imposed by this Agreement pursuant to any express provision of this Agreement, the Stockholder shall cease to be a party to this Agreement and shall have no further rights or obligations hereunder, and this Agreement may be amended or terminated without the Stockholder’s consent.

ARTICLE III ADDITIONAL MATTERS

Section 3.01 Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to the Company and each other Stockholder that:

(a)                Such Stockholder has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite action of such Stockholder. Such Stockholder has duly executed and delivered this Agreement.

(b)                This Agreement constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Authority.

(c)                The execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not (i) conflict with or result in any violation or breach of any provision of any Applicable Law or (ii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Stockholder is a party.

(d)                Except for this Agreement, such Stockholder has not entered into or agreed to be bound by any other agreements or arrangements of any kind with any other party with respect to the Common Stock, including agreements or arrangements with respect to the acquisition or disposition of the Common Stock or any interest therein or the voting of the Common Stock (whether or not such agreements and arrangements are with the Company or any other Stockholder).

Section 3.02 Prior Agreements. The parties agree that the execution of this Agreement hereby supersedes and terminates the Prior Stockholders’ Agreement.

Section 3.03 Termination. This Agreement shall terminate upon the earliest of:

(a)                the date on which none of the Stockholders holds any Shares;

(b)                the dissolution, liquidation, or winding up of the Company; or

(c)                the mutual agreement of J. Chris Loeffler and J. Schrader, acting together and by written instrument.

Section 3.04 Effect of Termination. The termination of this Agreement shall terminate all further rights and obligations of the Stockholders under this Agreement except that such termination shall not affect:

(a)                the existence of the Company;

(b)                the obligation of any party to this Agreement to pay any amounts arising on or prior to the date of termination, or as a result of or in connection with such termination;

(c)                the rights contained herein which by their terms are intended to survive termination of this Agreement, including the following provisions which shall expressly survive termination: Section 2.07(d), Section 3.04, Section 3.07, Section 3.15, Section 3.16, Section 3.17, Section 3.18 and Section 19.

Section 3.05 Expenses. All expenses associated with the preparation of this Agreement and the maintenance of the Polices shall be borne by the Company. All expenses incurred by the individual Stockholders, including for accountants, lawyers, estate planning or legal or financial advisors, shall be paid by the party incurring such costs and expenses.

Section 3.06 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Stockholder hereby agrees, at the request of the Company or any other Stockholder, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 3.07 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with Section 3.07):

(a)                To the Company at its principal office address.

(b)                To a Stockholder or his or her Spouse at his or her address set forth on Exhibit A attached hereto.

Section 3.08 Agreement Prepared by Company Counsel. Each Stockholder has read this Agreement and acknowledges that:

(a)                counsel for the Company, Greenberg Traurig, LLP, prepared this Agreement on behalf of the Company and that such counsel was not acting for or on behalf of any individual Stockholder;

(b)                the Stockholder has been advised that a conflict may exist between his or her interests, the interests of the other Stockholders, and/or the interests of the Company;

(c)                this Agreement may have significant legal, financial planning and/or tax consequences to the Stockholder;

(d)                it may be advisable for a Stockholder to seek the advice of independent counsel regarding such consequences and the Stockholder has had an opportunity to seek the advice of independent counsel; and

(e)                counsel for the Company has made no representations to the Stockholder regarding such consequences.

Section 3.09 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 3.10 Entire Agreement. This Agreement and the Organizational Documents constitute the sole and entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency or conflict between this Agreement and any Organizational Document, the Stockholders and the Company shall, to the extent permitted by Applicable Law, amend such Organizational Document to comply with the terms of this Agreement.

Section 3.11 Successors and Assigns; Assignment. Subject to the rights and restrictions on Transfers set forth in this Agreement, this Agreement is binding upon and inures to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns. This Agreement may not be assigned by any Stockholder except as provided in this Agreement (or as otherwise consented to in a prior writing by all of the other Stockholders) and any such assignment in violation of this Agreement shall be null and void.

Section 3.12 No Third-party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective heirs, executors, administrators, legal representations, successor and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 3.13 Amendment and Modification. This Agreement may only be amended, modified or supplemented by an instrument in writing executed by the Company and the Stockholders holding a majority of the issued and outstanding Shares; provided, however, that any provision of this Agreement requiring the written consent or agreement of the Stockholders holding a higher percentage of the issued and outstanding Shares can only be amended by an instrument in writing executed by the Company and the Stockholders holding such higher percentage of the issued and outstanding Shares. Any such written amendment, modification or supplements will be binding upon the Company and each Stockholder.

Section 3.14 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 3.15 Governing Law. This Agreement, including all Exhibits and Schedules hereto, and all matters arising out of or relating to this Agreement, shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

Section 3.16 Submission to Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such courts lack subject-matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware.

Each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Service of process, summons, notice or other document by certified or registered mail to the address set forth in Section 9.03 shall be effective service of process for any suit, action or other proceeding brought in any such court.

Section 3.17 Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 3.18 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of his or her obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 3.19 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

Section 3.20 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 3.21 Spousal Joinder. Each Stockholder who has a Spouse on the date of this Agreement shall cause such Stockholder’s Spouse to execute and deliver to the Company a Joinder Agreement. If any Stockholder has a new Spouse following the date of this Agreement, such Stockholder shall cause such Spouse to execute and deliver to the Company a form of Joinder within fifteen (15) days of such person becoming a Spouse.

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IN WITNESS WHEREOF, Holdings and Seller have caused this Amended and Restated Stockholders’ Agreement to be executed as of the date first written above.

The Company: CaliberCos Inc. By: /s/ John C. Loeffler II Name: John C. Loeffler II Title: Director The Stockholders: /s/ John C. Loeffler II /s/ Jennifer Schrader /s/ Donnie Schrader

SIGNATURE PAGE TO AMENDED AND RESTATED STOCKHOLDERS’ AGREEMENT

Exhibit A

[Intentionally Omitted]

Schedule 1

Form of Joinder Agreement

Reference is made to that certain Amended and Restated Stockholders’ Agreement dated as of______, 2023 (the “Agreement”), by and among the Company and the “Stockholders” as defined therein. The undersigned acknowledges: (i) his or her intent to be fully bound by each and all of the provisions of the Agreement and (ii) the Agreement provides significant benefits to the undersigned and his or her marital community,; The undersigned hereby irrevocably and unconditionally agrees that, he, she, or it, as the case may be, has as of the date hereof become a party to, with all the attendant obligations thereof, with the same force and effect as though he, she, or it, as the case may be, had been a signatory thereto.

Dated:________________________

By: ___________________

Name: ___________________

Title:___________________

CaliberCos Inc.

By: ___________________

Name: ___________________

Title:___________________

Schedule 1

Form of Joinder Agreement

Reference is made to that certain Amended and Restated Stockholders’ Agreement dated as of _____________ (the “Agreement”), by and among the Company and the “Stockholders” as defined therein. The undersigned acknowledges: (i) his or her intent to be fully bound by each and all of the provisions of the Agreement and (ii) the Agreement provides significant benefits to the undersigned and his or her marital community,; The undersigned hereby irrevocably and unconditionally agrees that, he, she, or it, as the case may be, has as of the date hereof become a party to, with all the attendant obligations thereof, with the same force and effect as though he, she, or it, as the case may be, had been a signatory thereto.

By: ___________________

Name: ___________________

Title:___________________

CaliberCos Inc.

By: ___________________

Name: ___________________

Title:___________________